SECUR 06006791 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53726

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

RBS SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 PARK AVENUE
(No. and Street)

NEW YORK	NY	10178
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. John C. Keleghan, Managing Director and Controller — 203-618-2129
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DELOITTE & TOUCHE LLP
(Name - if individual, state last, first, middle name)

TWO WORLD FINANCIAL CENTER	NEW YORK	NY	10281-1414
(Address)	(City)	(State)	(Zip Code)

PROCESSED
JUN 09 2006
THOMSON
FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (6-02)

AFFIRMATION

I, John C. Keleghan, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to RBS Securities Corporation (the "Company") for the year ended December 31, 2005 are true and correct. I further affirm that neither the Company nor any managing member, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

John C. Keleghan

John C. Keleghan
Managing Director and Controller

Subscribed and sworn to before me,
this 27th day of February 2006

Pamela J. Irvine

Notary Public
My commission expires 8/31/06

RBS SECURITIES CORPORATION
(a wholly-owned subsidiary of RBS CBFM North America Corp.)
(S.E.C. I.D. No. 8-53726)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005 AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * *

Filed in accordance with Rule 17a-5(e)(3)
as a PUBLIC DOCUMENT.

RBS SECURITIES CORPORATION
(A wholly-owned subsidiary of RBS CBFM North America Corp.)

TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
RBS Securities Corporation

We have audited the accompanying statement of financial condition of RBS Securities Corporation (the "Company"), a wholly-owned subsidiary of RBS CBFM North America Corp., as of December 31, 2005, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of RBS Securities Corporation at December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 27, 2006

RBS SECURITIES CORPORATION
(A wholly-owned subsidiary of RBS CBFM North America Corp.)

STATEMENT OF FINANCIAL CONDITION

December 31, 2005

ASSETS	
Cash and cash equivalent	$ 20,259,394
Receivable from affiliate	1,593,280
Fixed assets, net of accumulated depreciation of $65,358	138,508
Receivable from customers	61,198
Interest receivable	56,457
Other assets	305,193
Total Assets	$ 22,414,030
LIABILITIES AND STOCKHOLDER'S EQUITY	
Accrued expenses and other liabilities	$ 8,480,330
Payable to affiliate	1,284,241
Total Liabilities	9,764,571
STOCKHOLDER'S EQUITY	
Common stock, no par value, 2,500 shares authorized, 100 shares issued and outstanding	-
Additional paid in capital	5,000,000
Retained earnings	7,649,459
Total Stockholder's Equity	12,649,459
Total Liabilities and Stockholder's Equity	$ 22,414,030

The accompanying notes are an integral part of this statement of financial condition.

1. Organization and Nature of Business

RBS Securities Corporation (the "Company") is a wholly-owned subsidiary of RBS CBFM North America Corp. (the "Parent"), which is a wholly-owned subsidiary of NatWest Group Holdings Corporation ("NWGHC"), which, in turn, is a wholly-owned subsidiary of The Royal Bank of Scotland Group, plc (the "Group"). The Company primarily acts as agent in loan syndications on behalf of the Group and engages in investment advisory activity. The Company also acted as an agent in effecting private placements of corporate debt securities sold to institutional investors on behalf of the Group and third-party corporate issuers.

The Company is a registered securities broker-dealer with the National Association of Securities Dealers (the "NASD") and is a registered broker-dealer with the Securities and Exchange Commission (the "SEC").

2. Significant Accounting Policies

Basis of Presentation / Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from the estimates.

Cash and cash equivalents

Cash and cash equivalents include interest earning deposits with maturities of less than three months. Cash and cash equivalents are held at a major money center bank.

Income Taxes

The Company accounts for income taxes under the provisions of SFAS No. 109, "Accounting for Income Taxes". Under SFAS No. 109, deferred income taxes are provided based upon the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities. The Company accounts for income taxes utilizing the asset and liability approach.

Fixed Assets

The Company's fixed assets are comprised primarily of furniture, equipment and leasehold improvements which are depreciated on a straight line basis over their estimated useful lives ranging between three and seven years. Leasehold improvements are depreciated over the lesser of their estimated useful lives or the term of the lease.

Continued

3. Net Capital Requirements

As a registered Broker-Dealer, the Company is subject to the net capital rules of the SEC (Rule 15c3-1).

Under the SEC's "Uniform Net Capital Rule," the Company has elected to compute its minimum net capital using the alternative method. As such, the Company is required to maintain minimum net capital of the greater of $250,000 or 2% of aggregate debit items.

At December 31, 2005, the Company had regulatory net capital of $10,556,021, which was $10,306,021 in excess of its required minimum net capital of $250,000.

4. Income Taxes

The Company is included in the consolidated federal tax return of NWGHC. NY State and NYC taxes are calculated for the Company and included in the Parent's combined return.

Pursuant to an arrangement with its Parent, the Company pays its current tax liability or receives its current tax benefit to the extent the related income or loss is included in the consolidated/combined returns.

At December 31, 2005, the amount receivable from its Parent, which is included in Other Assets, is $226,942.

5. Related Party Transactions

Pursuant to a service agreement, Royal Bank of Scotland plc, New York Branch ("RBS NY"), provides certain operating and other administrative support services to the Company. Such services include finance, technology, legal, human resources, and other administration.

Additionally, eligible employees of the Company participate in a qualified defined contribution 401(k) plan and a defined benefit pension plan sponsored by RBS NY.

6. Fair Value of Financial Instruments

SFAS No. 107 "Disclosures about Fair Value of Financial Instruments" requires the Company to report fair value of financial instruments as defined. At December 31, 2005 all financial instruments, which include receivables and payables, on the Company's Statement of Financial Condition are carried at fair value or at amounts that approximate fair value.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 27, 2006

RBS Securities Corporation
101 Park Avenue
New York, NY 10178

In planning and performing our audit of the statement of financial condition of RBS Securities Corporation (the "Company"), a wholly-owned subsidiary of RBS CBFM North America Corp., for the year ended December 31, 2005 (on which we issued our report dated February 27, 2006), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the statement of financial condition and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debit items and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and

recorded properly to permit the preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the statement of financial condition being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP